Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Joel D. Corriero

JCorriero@stradley.com

215.564.8528

December 18, 2020

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Trust”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

I am writing in response to comments you provided to me during a telephone conversation on November 13, 2020, to Post-Effective Amendment No. 66, Amendment No. 68, to the Trust’s Registration Statement (the “Amendment”), which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on October 16, 2020, to register shares of the Virtus Newfleet ABS/MBS ETF series of the Trust (the “Fund”). I have reproduced your comments below, followed by our responses.

PROSPECTUS

1.	The Fund’s prospectus describes the management fee as a “unified fee.” Please supplementally provide the Fund’s investment advisory agreement (the “Advisory Agreement”) with Virtus ETF Advisers LLC (the “Adviser”) prior to the 485(b) filing so that we can confirm the management fee is actually structured as a unified fee as opposed to an expense reimbursement.

RESPONSE: The applicable amendment to the Advisory Agreement will be provided under separate cover.

2.	Will the Fund invest in collateralized loan obligations (“CLOs”)? If yes, please disclose that and whether there will be any limits on such investments, as well as the credit quality policy for those investments.

RESPONSE: The Fund will disclose in its prospectus that it may invest up to 20% of its net assets in investment grade rated tranches of CLOs.

3.	The second sentence of the first paragraph describes the types of entities that may issue mortgage-backed securities (“MBS”). Consider adding a corresponding sentence for issuers of asset-backed securities (“ABS”).

RESPONSE: The relevant sentence will be revised to clarify that “ABS and MBS may be issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or issued by non-government entities, such as commercial banks or other private lenders.”

4.	Given that the Fund has a fundamental policy not to concentrate in any industry, does that mean the Fund won’t invest more than 25% of its total assets in MBS or, alternatively, in each of commercial MBS (“CMBS”) and residential MBS (“RMBS”)? If there is some limitation on concentration, please disclose that limit at least in the Item 9 strategy.

RESPONSE: Although the Fund does not concede that MBS are an industry, we will nonetheless conform to the SEC staff’s comment in an overabundance of caution.  Accordingly, the Trust will clarify in the Fund’s fundamental policy regarding concentration that, while the Fund is not concentrated in any particular industry, it will invest more than 25% of its total assets in MBS:

(8)        invest more than 25% of its total assets in any particular industry; except that the Fund will invest more than 25% of its total assets in mortgage-backed securities, which shall include all types of agency and non-agency mortgage-backed securities; and

5.	Please disclose the credit quality policy for the Fund’s ABS and MBS investments. Also, what tranches will the Fund invest in and to what extent? If it includes below investment grade and equity tranches, please disclose that and disclose the corresponding risks. Expect significant comments on liquidity if the Fund expects to invest significantly in tranches of below investment grade ABS and MBS. The Fund should be prepared to delay effectiveness until those issues are resolved.

RESPONSE: The Fund will disclose that it intends to invest at least 80% of its net assets in investment grade tranches of ABS and MBS, and exclusively in debt tranches.

Newfleet Asset Management, LLC, the Fund’s sub-adviser (the “Sub-Adviser”), believes it is important to point out that there are a number of ABS and privately issued MBS that are not rated by a Nationally Recognized Statistical Ratings Organization (“NRSRO”) that the Sub-Adviser will classify as Not Rated. Not Rated securities are assigned a B rating despite the possibility that the Sub-Adviser’s assessment of the structure warrants an internal rating of investment grade. This is important because it means that the Fund’s 20% bucket of potentially below investment grade debt will primarily consist of Not Rated securities, which may very well be investment grade based on the Sub-Adviser’s internal assessment.

6.	Please disclose which types of ABS the Fund intends to invest in as principal investments (e.g., student loans, auto loans, etc.).

RESPONSE: The Trust confirms that the disclosure will be revised to reflect the types of ABS in which the Fund principally intends to invest.

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7.	The Fund will invest at least 80% of its assets in ABS and MBS. Given the liquidity profile of ABS and non-agency MBS (especially below investment grade of those type) please explain how the Fund determined that its investment strategy is appropriate for the open-end fund structure and for the ETF arbitrage mechanism. Your response should include general market data on the types of ABS and MBS in which the Fund will invest, and information concerning the factors referenced in the SEC’s liquidity rule adopting release pages 154-155.

RESPONSE: Pursuant to Rule 22e-4 under the 1940 Act, no open-end fund (excluding money market funds) or In-Kind ETF (as defined therein) may acquire any illiquid investment if, immediately after the acquisition, the fund or In-Kind ETF would have invested more than 15% of its net assets in illiquid investments that are assets. As a result, the Fund’s portfolio will primarily consist of liquid assets, including liquid ABS and MBS. ABS and MBS will be deemed liquid if the Fund reasonably expects that such securities can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of those securities, in accordance with Rule 22e-4. The Trust believes, based on the Sub-Adviser’s extensive experience in managing open-end funds with securitized credit investments, as well as its knowledge of the markets for these securities, that the majority of the ABS and MBS in which the Fund will invest will be considered liquid pursuant to Rule 22e-4.

Due to the frequency of trades in issuers in the Fund’s investment universe, the Fund expects to be able to obtain pricing vendor evaluations, including from DTC and ICE Data Services, for all or substantially all of its holdings at the time the Fund begins its investment operations and to have other market data readily available to it to assess the reliability of those evaluations. If the Trust’s pricing vendors are unable to provide a price for a security held by the Fund, the Adviser will seek one or more broker quotes for the security. If neither option is available, the security will be priced at fair value in accordance with applicable regulation and the Fund’s valuation procedures.

The Board of Trustees of the Trust has adopted a Liquidity Risk Management Policy. A Liquidity Risk Management Program (the “Program”) is administered daily by the Adviser on all ETFs under the Adviser. The model portfolio for the proposed new Fund was run through the Program as of October 30, 2020, with the results coming back as very liquid, and the historical stress tests going back to the credit crisis producing similar results. Furthermore, the ABS and MBS in which the Fund will invest are substantially similar to investments held across other funds managed by the Sub-Adviser. In reviewing the Program output as of March 30, 2020, the securities in which the Fund will invest remained highly liquid during the COVID-induced selloff of March 2020.

Additionally, ABS is TRACE eligible with transparent data available real-time with respect to daily trading in ABS at the security level. Typically, daily volume on average is approximately $1 billion per day. Please click on the link below for further information.

https://www.finra.org/filing-reporting/trace/structured-product-activity-reports-and-tables

In addition, depending on the Fund’s liquidity needs and current market conditions, the Fund may invest in U.S. listed ETFs, cash and cash equivalents, such as money market instruments, highly liquid fixed income securities, or utilize derivative instruments to meet its obligations. Lastly, the Trust notes that many other open-end sponsors have been successfully managing securitized credit funds in compliance with the 1940 Act for a number of years, and the staff has not suggested any particular reason to believe that the Fund’s investment strategy is so materially different from these other funds such that the Fund’s portfolio would not be able to comply with the requirements of Rule 22e-4.

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8.	Please disclose in an appropriate location that derivatives are valued based on market value or fair value for purposes of determining compliance with the Fund’s 80% policy adopted pursuant to rule 35d-1 of the Investment Company Act of 1940 (“Names Rule Policy”).

RESPONSE: The Fund will disclose in its SAI that it uses the daily mark-to-market value of its derivative instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its Names Rule Policy.

9.	Please confirm to us that the Fund will invest significantly in both ABS and MBS. Also, is there a minimum amount of the Fund’s assets that will be invested in each of ABS and MBS? If so, please disclose.

RESPONSE: The Trust confirms that the Fund will invest significantly in both ABS and MBS. In addition, as noted in response to comment 4, the Fund will invest more than 25% of its total assets in MBS.

10.	The last paragraph under the “Principal Investment Strategy” section of the prospectus indicates that the Fund may focus its investments in one or more particular sectors. If the Fund will be focused in any sectors at launch, please disclose such sectors in the “Principal Investment Strategy” and “Principal Risks” sections of the prospectus.

RESPONSE: The Trust confirms that any sector focus as of a particular date prior to the Fund’s effective date, along with the corresponding risks, will be disclosed in the Fund’s prospectus, if applicable.

11.	In “MBS and ABS Risks,” consider adding disclosure about these securities being hard to value and what impact they may have on the functioning of the arbitrage.

RESPONSE: The first sentence of “MBS and ABS Risks” will be revised as follows:

MBS and ABS may be less liquid than other bonds, and may be more sensitive than other bonds to the market’s perception of issuers and creditworthiness of payees, particularly in declining general economic conditions when concern regarding mortgagees’ ability to pay (e.g., the ability of homeowners, commercial mortgagees, consumers with student loans, automobile loans or credit card debtholders to make payments on the underlying loan pools) rises, which may result in the Fund experiencing difficulty selling or valuing these securities.

In addition, “Authorized Participant Risk” will be revised as follows:

The Fund has a limited number of financial institutions that may act as Authorized Participants, none of which are obligated to engage in creation or redemption transactions. To the extent these Authorized Participants exit the business or are unable or unwilling to process creation and/or redemption orders (either because of valuation difficulties or for other reasons), and no other Authorized Participant is able or willing to step forward to process creation and/or redemption orders, in either of these cases, Shares of the Fund may trade at a discount to NAV and possibly face delisting.

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12.	In “Fixed Income Securities Risk – Interest Rate Risk,” consider adding risk disclosure to address the current low-interest-rate market conditions. See IM Guidance Update 2016-02.

RESPONSE: The following sentence will be added to “Interest Rate Risk”: “Risks associated with rising interest rates are heightened given that interest rates in the U.S. are near historic lows.”

13.	Please modify the disclosure under “Purchase and Sale of Fund Shares” to conform with the disclosure requirements of new Item 6(c) of Form N-1A relating to 6c-11 ETFs.

RESPONSE: The Trust confirms that the disclosure will be revised to comply with the Form requirements.

14.	The Fund’s prospectus includes a section titled “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks.” Does this section disclose principal and non-principal strategies and risks? If so, please indicate more clearly what is principal and non-principal in this section.

RESPONSE: The principal strategies and risks of the Fund are identified in the “Risk/Return Summary Information” of the Fund’s prospectus. General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” General Instruction C.3(b) to Form N-1A permits the Fund to “include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.” Taken together, these instructions permit the Fund to expand on information discussed in response to Item 4 and do not require that such information be identified again as a principal strategy or risk. Accordingly, the Trust believes that it has identified the principal strategies and risks of the Fund in the Item 4 disclosure and need not repeat such identification in Item 9. For clarity, however, the Trust will add disclosure indicating that the information in the “Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks” section is in addition to the principal strategies and principal risks discussed in the “Risk/Return Summary Information.”

15.	Please revise “Exchange-Traded Funds Risk” included in the “Additional Information Regarding the Fund’s Investment Risks” section of the prospectus to be specific to actively managed ETFs because the Fund is actively managed.

RESPONSE: “Exchange-Traded Funds Risk” pertains to the risks of the Fund’s investments in underlying ETFs, not the risks of investment in the Fund. This risk was added to correspond to the statement in the “Additional Information Regarding the Fund’s Investments” section that the Fund may invest in U.S. listed ETFs.

16.	The “Other Information” section of the prospectus refers to section 12(d)(1) exemptive relief. Please revise this disclosure in light of the SEC’s recent adoption of the fund of funds rule, which will result in the rescission of such exemptive relief.

RESPONSE: The relevant disclosure will be revised to refer to “SEC rule or an exemptive order,” since such exemptive relief will not be rescinded until one year after the rule’s effective date.

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STATEMENT OF ADDITIONAL INFORMATION

17.	The “Other Investment Policies – Equity Securities – Other Investment Companies” section also refers to section 12(d)(1) exemptive relief. Please revise this disclosure in light of the SEC’s recent adoption of the fund of funds rule as well.

RESPONSE: The relevant disclosure will be revised to refer to both SEC rule or exemptive order, as noted above in response to comment 16.

18.	The “Management Services” section of the SAI states that the Adviser “will oversee the Sub-Adviser’s compliance with the terms and conditions of the ETF exemptive order issued to the Adviser and the Trust.” Please revise in light of the adoption of rule 6c-11.

RESPONSE: The relevant disclosure will be revised to refer to the terms and conditions of the SEC rule and the Trust’s related policies and procedures.

19.	The “Purchase and Redemption of Creation Units – Redemption” section provides that “[t]o the extent permitted by the Fund’s exemptive relief, the Fund may, in its sole discretion, provide such redeemer a basket of cash and/or securities which differs from the exact composition of the Deposit Securities but does not differ in NAV.” Please revise in light of the adoption of rule 6c-11.

RESPONSE: The Trust confirms that the reference to the Trust’s exemptive relief will be removed from the disclosure.

20.	Please revise the last sentence of the third paragraph in the “Placement of Redemption Orders Outside Clearing Process” section of the SAI to state that any redemption order will be cancelled if it was not properly received.

RESPONSE: The relevant disclosure will be revised as follows:

If, however, a redemption order is submitted to the Trust by a DTC Participant not later than the Order Cut-Off Time on the Transmittal Date but either (1) the requisite number of Shares of the Fund (including any Cash Collateral) are not delivered by the DTC Cut-Off-Time as described above or (2) the redemption order is not submitted in proper form, then the redemption order ~~will not be deemed received as of the Transmittal Date~~may be deemed to be rejected and the investor will be liable to the Trust for losses, if any, resulting therefrom. In such case, the value of the Deposit Securities and the Cash Redemption Amount to be delivered will be computed on the Business Day that such order is ~~deemed~~ received in good order by the Trust, i.e., the Business Day on which the Shares of the Fund (including any Cash Collateral) are delivered through DTC to the Trust by the DTC Cut-Off-Time on such Business Day pursuant to a properly submitted redemption order.

21.	Please disclose that there is a 2% upper limit on the redemption transaction fee for the Fund.

RESPONSE: The Trust confirms that relevant disclosure will be added.

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* * *

Thank you for your comments.  We intend to respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act upon the Fund’s effectiveness.  If you have any concerns with our responses or would like to discuss the content of this response letter, please contact me prior to the Fund’s effectiveness at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011.

Very truly yours,

/s/ Joel D. Corriero
Joel D. Corriero

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